Exhibit 99.13

PRESS RELEASE

Denmark: TotalEnergies Restarts Gas Production at the Tyra
Offshore Hub after a Major Redevelopment

Paris/Copenhagen, March 22, 2024 – TotalEnergies announces the restart of production from the Tyra hub in the Danish North Sea, after the completion of a major redevelopment project of this hub. At plateau, the Tyra hub will produce 5.7 million cubic meters of gas and 22,000 barrels of condensate per day, once again making Denmark self-sufficient and a net exporter of natural gas. TotalEnergies operates the Tyra field on behalf of Danish Underground Consortium, a partnership between TotalEnergies (43.2%), BlueNord (36.8%) and Nordsøfonden (20%).

“We are pleased to restart the Tyra hub, one of the most technologically advanced offshore gas installations in the world. The success of this major redevelopment project owes a lot to the commitment of our teams, our partners and our contractors. The new Tyra leverages state-of-the-art digital solutions and technological innovations to produce more efficiently and with 30% lower greenhouse gas emissions than the former facilities”, said Nicolas Terraz President, Exploration & Production at TotalEnergies. “Importantly, the resumption of gas production from Tyra improves Europe’s security of supply.”

Discovered in 1968 by Maersk Oil, Tyra is located 225 kilometres west of the coast of Esbjerg. In September 2019, gas production was suspended to enable the redevelopment of Tyra. Following the decommissioning of the previous Tyra facilities, 8 new platform topsides, 2 jackets and 6 bridges were installed. As part of this redevelopment project, 98.5% of the materials recovered from the retired installations have been reused or recycled.

Gas from the Tyra hub is delivered to Europe through two export pipelines to Nybro in Denmark and Den Helder in the Netherlands.

About TotalEnergies in Denmark

TotalEnergies is a leading energy company in Denmark, with operations in oil & gas as well as renewable electricity, employing a diverse and international workforce of around 1,200 people located in Esbjerg, offshore, and in Copenhagen. TotalEnergies operates more than 80% of oil and 90% of gas produced in Denmark, with a strong focus on emissions reductions as demonstrated by the end of routine flaring on its assets in 2023. In addition, the Company is developing carbon storage projects in the country, which could store up to 5 Mt/y of CO2 by 2030. In Integrated Power, TotalEnergies is developing two offshore wind projects (for a capacity of 405 MW) and is working on developing additional activities in wind, solar energy and biogas. Dating back more than half a century, our operations deliver an important contribution to the Danish energy supply, economy, and employment.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).